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                          June 26, 2024

       Uttam Patil
       Chief Executive Officer
       ABVC BioPharma, Inc.
       44370 Old Warm Springs Blvd.
       Fremont, CA 94538

                                                        Re: ABVC BioPharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-280411

       Dear Uttam Patil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis Taubman